FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

PRESS RELEASE

DECOMA INTERNATIONAL INC.
ANNOUNCES CDN$100 MILLION CONVERTIBLE DEBENTURE OFFERING

Concord, Ontario, Thursday, March 6, 2003 . . . Decoma International Inc. ("Decoma") (TSX:DEC.A; NASDAQ:DECA) announced today that it has entered into a bought deal agreement to issue and sell CDN$100 million aggregate principal amount of 6.50% convertible unsecured subordinated debentures due March 31, 2010. The net proceeds of the offering will be used to fund Decoma's capital expenditure requirements for 2003, to fund possible future acquisitions and may be used to pay down outstanding indebtedness.

The debentures will bear interest at 6.50% per annum and will be convertible, at the option of the holder, at any time prior to maturity or redemption into Class A Subordinate Voting Shares of Decoma at a conversion price of CDN$13.25 per share, which is equal to a conversion rate of 75.4717 Class A Subordinate Voting Shares per CDN$1,000 principal amount of debentures.

Decoma may not redeem the debentures prior to March 31, 2007. From March 31, 2007 to March 31, 2008 the debentures will be redeemable provided that Decoma's Class A Subordinate Voting Shares are then trading at not less than 125% of the conversion price, and thereafter will be redeemable at par (plus accrued and unpaid interest).

The convertible debentures offered under the bought deal financing will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. Closing of the offering is expected to occur on or about March 27, 2003.

This release does not constitute an offer to sell or the solicitation of an offer to buy the debentures in the United States. The debentures have not been and will not be registered under the United States or any state's securities laws and may not be offered or sold in the United States without an applicable exemption from those laws.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by Decoma's competitors, government and regulatory policies, changes in the competitive environment in which Decoma operates and Decoma's ability to raise necessary financing. In this regard, readers are referred to Decoma's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report. Decoma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

For further information please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Decoma, please visit Decoma's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075